Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Amendment No. 1 to the Pricing Supplement No. 607 dated December 19, 2006 to Amendment No. 1 to the Prospectus Supplement No. 606 dated December 28, 2006

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $33,000,167.68 20% Reverse Exchangeable Notes due December 2007

(Linked to Common Stock of Time Warner Inc.)

This amendment no. 1 to the pricing supplement no. 607 dated December 19, 2006 (this “pricing supplement”) and the accompanying amendment no. 1 to the prospectus supplement no. 606, relating to the reverse exchangeable notes, should be read together. Because the reverse exchangeable notes are part of a series of our debt securities called Medium Term Notes, Series B, this pricing supplement and the accompanying amendment no. 1 to the prospectus supplement no. 606 should also be read with the accompanying prospectus dated December 5, 2006, as supplemented by the accompanying prospectus supplement dated December 5, 2006. Terms used here have the meanings given them in the accompanying amendment no. 1 to the prospectus supplement no. 606, unless the context requires otherwise.

The reverse exchangeable notes offered by this pricing supplement, which we call the “offered notes”, will pay periodic interest at a rate of 20% per year. The offered notes are non-principal-protected notes linked to the price performance of Time Warner Inc., which we refer to as the index stock, as measured on the determination date (the fifth trading day prior to the stated maturity date, which will be December 31, 2007, subject to extension in case of market disruption events or non-business days).

The amount payable upon maturity of the offered notes will either be paid in cash or, at our option, shares of the index stock. If the final index stock price (which will be the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment) is equal to or greater than the threshold price of $26.530 per share (which is greater than the initial index stock price of $21.844 per share), for each of your notes you will receive the face amount per note at maturity, unless we elect to deliver shares of the index stock. If the final index stock price is less than the threshold price of $26.530 per share, for each of your notes you will receive the product of the final index stock price times the exchange rate of 0.8234, the result of which will be less than the face amount per note and could be zero.

If the final index stock price is less than the threshold price of $26.530 per share on the determination date — i.e., if the final index stock price is less than 121.45% of the initial index stock price — you will lose some or all of your investment in the offered notes.

The offered notes have the terms described in the accompanying amendment no. 1 to the prospectus supplement no. 606, as supplemented or modified by the following:

Issuer: The Goldman Sachs Group, Inc.

Initial index stock price: $21.844 per share

Threshold price: $26.530

Threshold percentage: 121.45%

Exchange rate: 0.8234

Original issue price: 100% of the aggregate face amount

Net proceeds to the issuer: 99.90% of the aggregate face amount

Trade date: December 19, 2006

Settlement date (original issue date): December 29, 2006

CUSIP no.: 38144G366

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to Your Notes” beginning on page S-2 of the accompanying amendment no. 1 to the prospectus supplement no. 606 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated December 28, 2006.

Principal amount:	On the stated maturity date, each $21.844 face amount of your notes will be exchanged for the cash settlement amount or, at the option of Goldman Sachs, for a number of shares of the index stock equal to the quotient of the cash settlement amount divided by the closing price of the index stock on the determination date.

Face amount:	each offered note will have a face amount equal to $21.844, which is the initial index stock price; the aggregate face amount for all the offered notes is $33,000,167.68 (1,510,720 notes).

Index stock and index stock issuer:	common stock of Time Warner Inc.

Cash settlement amount:	If the final index stock price equals or exceeds the threshold price, then the cash settlement amount will equal the initial index stock price. If the final index stock price is less than the threshold price, the cash settlement amount will equal the product of the final index stock price times the exchange rate.

Please note that the amount you receive for each $21.844 face amount of your notes on the stated maturity date will not exceed the initial index stock price and could be substantially less than the face amount of your notes. You could lose your entire investment in the offered notes.

Final index stock price:	The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Stated maturity date:	December 31, 2007, subject to extension in case of market disruption events or non-business days.

Determination date:	The fifth trading day prior to December 31, 2007, subject to extension in case of market disruption events or non-business days.

Interest rate (coupon):	20% per year.

Interest payment dates:	January 31, 2007, February 28, 2007, April 2, 2007, April 30, 2007, May 31, 2007, July 2, 2007, July 31, 2007, August 31, 2007, October 1, 2007, October 31, 2007, November 30, 2007, and December 31, 2007.

Regular record dates:	For the interest payment dates specified above, five business days before each interest payment date.

Business day:	As described on page S-18 of the accompanying amendment no. 1 to the prospectus supplement no. 606.

Trading day:	As described on page S-18 of the accompanying amendment no. 1 to the prospectus supplement no. 606.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Anti-dilution adjustments for regular cash dividends:	Anti-dilution adjustments with respect to regular cash dividends described under “General Terms of the Reverse Exchangeable Notes — Anti-dilution Adjustments — Regular Cash Dividends” in the accompanying amendment no. 1 to the prospectus supplement no. 606 will apply for the offered notes.

The regular cash dividend period for the offered notes will be a quarter.

The dividend base amount (as adjusted for other anti-dilution events) for the regular cash dividends paid in respect of each of the four calendar quarters in 2007 will be $0.055.

Time Warner Inc.:	According to its publicly available documents, Time Warner Inc. is a media and entertainment company. Information filed with the SEC by Time Warner Inc. under the Exchange Act can be located by referencing its SEC file number: 001-15062.

Historical trading price information:	The New York Stock Exchange is the principal national securities exchange for the index stock as of the date of this pricing supplement. The following table shows the quarterly high, low and final closing prices for the index stock as traded on the New York Stock Exchange for the four calendar quarters in 2004 and 2005 and the four calendar quarters of 2006, through December 19, 2006. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	High	Low	Close

2004
Quarter ended March 31	$19.07	$16.22	$16.86
Quarter ended June 30	$17.69	$16.25	$17.58
Quarter ended September 30	$17.54	$15.60	$16.14
Quarter ended December 31	$19.55	$16.23	$19.45
2005
Quarter ended March 31	$19.41	$17.14	$17.55
Quarter ended June 30	$17.97	$16.66	$16.71
Quarter ended September 30	$18.90	$16.25	$18.11
Quarter ended December 31	$18.33	$17.23	$17.44
2006
Quarter ended March 31	$18.57	$16.74	$16.79
Quarter ended June 30	$17.63	$16.62	$17.30
Quarter ended September 30	$18.60	$15.77	$18.23
Quarter ending December 31 (through December 19, 2006)	$21.92	$18.14	$21.92
Closing price on December 19, 2006			$21.92

As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Hypothetical cash settlement amount:	The table below shows the hypothetical cash settlement amounts that we would deliver on the stated maturity date in exchange for each $21.844 face amount of your notes, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the final index stock price and no market disruption events.

The prices in the left column represent hypothetical final index stock prices and are expressed as percentages of the initial index stock price. The amounts in the right column represent the hypothetical cash settlement amount, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the face amount. Thus, a hypothetical cash settlement amount of 100% means that the cash settlement amount that we would deliver in exchange for each $21.844 face amount of your notes on the stated maturity date would equal 100% of the face amount, or $21.844, based on the corresponding hypothetical final index stock price and the assumptions noted above.

Hypothetical Final Index	Hypothetical Cash Settlement
Stock Price as % of	Amount as % of
Initial Index Stock Price	Face Amount

200.00%	100.00%
175.00%	100.00%
150.00%	100.00%
125.00%	100.00%
121.45%	100.00%
115.00%	94.69%
110.00%	90.57%
105.00%	86.46%
100.00%	82.34%
75.00%	61.76%
50.00%	41.17%
25.00%	20.59%
0.00%	0.00%

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

If the final index stock price is less than the threshold price, the cash settlement amount payable on each $21.844 face amount of your notes will be less than the face amount.

Because the threshold percentage of your notes is 121.45%, for every 1% that the final index stock price is below the threshold price, the cash settlement amount you will receive at maturity, if any, will decrease by 0.8234% from the face amount.

Payments on your notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Hedging:	In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your notes, see “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” and “Use of Proceeds and Hedging” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Interest payment for U.S. federal income tax purposes:	27.075% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

Put option payment for U.S. federal income tax purposes:	72.925% of each stated interest payment. See “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying amendment no. 1 to the prospectus supplement no. 606.

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